CUSIP No. 890026107

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Grasshopper Staffing, Inc.

(Name of Issuer)

common stock

(Title of Class of Securities)

890026107

(CUSIP Number)

Mr. Scott Boruff

Platinum Equity Advisors, LLC

3847 River Vista Way

Louisville, TN  37777

(865) 237-4448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 890026107

(1)	NAMES OF REPORTING PERSONS
Platinum Equity Advisors, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
8,000,000 shares

(8)	SHARED VOTING POWER
0 shares

(9)	SOLE DISPOSITIVE POWER
8,000,000 shares

(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000,000 shares

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]

(13)	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4% (1)

(14)	TYPE OF REPORTING PERSON (See Instructions)
OO (limited liability company)

(1)

Based upon 26,287,500 outstanding shares of the Issuer's common stock.

CUSIP No. 890026107

(1)	NAMES OF REPORTING PERSONS
Scott Boruff

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares

(8)	SHARED VOTING POWER
8,000,000 shares

(9)	SOLE DISPOSITIVE POWER
0 shares

(10)	SHARED DISPOSITIVE POWER
8,000,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000,000 shares

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]

(13)	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4% (1)

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Based upon 26,287,500 outstanding shares of the Issuer's common stock.

CUSIP No. 890026107

Item 1.

Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share, of Grasshopper Staffing, Inc., a Nevada corporation (the “Issuer”).  The Issuer's principal executive offices are located at 200 S. Victoria Avenue, Pueblo, CO 81003.

Item 2.

Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)

Platinum Equity Advisors, LLC, a Tennessee limited liability company ("Platinum Equity"); and

(ii)

Scott Boruff who is a United States citizen and manager of Platinum Equity (the "Manager").

The principal place of business of each of Platinum Equity and the Manager is 3847 River Vista Way, Louisville, TN  37777.  The principal business of Platinum Equity is providing advisory services.  The principal occupation of the Manager is real estate development and corporate advisory services.

During the past five years neither of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

The shares of the Issuer's common stock owned by Platinum Equity were received by it as partial compensation for advisory services rendered to the Issuer in the ordinary course of its business.

Item 4.

Purpose of Transaction.

The Reporting Persons originally acquired the shares of the Issuer's common stock for investment purposes. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, or to dispose of, or cause to be disposed, such securities or securities currently owned by them at any time, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

The Reporting Persons reserve the right to, and may in the future, further discuss, meet with, and/or send correspondence to (a) the Issuer’s management and/or Board of Directors, (b) other holders of securities of the Issuer, and/or (c) other third parties to discuss and/or formulate any plans or proposals regarding the Issuer or its securities. As part of such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. There can be no assurance, however, that any of the Reporting Persons will take any such action, and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto.

CUSIP No. 890026107

Item 5.

Interest in Securities of the Issuer.

Platinum Equity is the record holder of 8,000,000 shares of the common stock of the Issuer.  The Manager, in his position as manager of Platinum Equity, has shared right to direct the vote and disposition of securities owned by Platinum Equity.  Each of the Reporting Persons disclaims beneficial ownership of the reported shares of common stock except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

CUSIP No. 890026107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 9, 2018	Platinum Equity Advisors, LLC By: /s/ Scott Boruff
Scott Boruff, Manager